UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 15

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENEL AMÉRICAS S.A.

(Name of Issuer)

Shares of Common Stock, No Par Value

American Depositary Shares Representing

50 Shares of Common Stock (the “ADSs”)

(Title of Class of Securities)

29274F104

(CUSIP Number)

Enel S.p.A.

Viale Regina Margherita 137

00198 Rome

Italy

Attn: Fabio Bonomo

Head of Corporate Affairs

Tel: +39 06 8305 2081

Fax: +39 06 8305 2129

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 29274F104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,456,102,073 shares of Common Stock (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 49,456,102,073 shares of Common Stock (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,456,102,073 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.00% (See Item 5)
14	TYPE OF REPORTING PERSON CO

Explanatory Note

This Amendment No. 15 (“Amendment No. 15”) amends and supplements the Statement on Schedule 13D, which was originally filed jointly by Enel S.p.A, an Italian societá per azioni (“Enel” or the “Reporting Person”), Enel Latinoamérica, S.A. (“ELA”), a Spanish socieded anónima, formerly named Endesa Latinoamérica, S.A., and Enel Iberoamérica, S.R.L. (“EIA”), a Spanish socieded de responsabilidad limitada, formerly named Enel Energy Europe, S.R.L., with the U.S. Securities and Exchange Commission (the “SEC”) on November 3, 2014 (“Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on August 12, 2016, Amendment No. 2 to Schedule 13D filed on December 6, 2016, Amendment No. 3 to Schedule 13D filed on October 15, 2018, Amendment No. 4 to Schedule 13D filed on March 20, 2019, Amendment No. 5 to Schedule 13D filed on March 22, 2019, Amendment No. 6 to Schedule 13D filed on April 10, 2019, Amendment No. 7 to Schedule 13D filed on May 21, 2019, Amendment No. 8 to Schedule 13D filed on June 28, 2019, Amendment No. 9 to Schedule 13D filed on January 29, 2020, Amendment No. 10 to Schedule 13D filed on March 19, 2020, Amendment No. 11 to Schedule 13D filed on April 6, 2020, Amendment No. 12 to Schedule 13D filed on May 12, 2020, Amendment No. 13 to Schedule 13D filed on June 5, 2020 and Amendment No. 14 to Schedule 13D filed on June 10, 2020, as specifically set forth herein.

Except as set forth below, all previous Items are unchanged.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety to read as follows:

On October 23, 2014, as part of Enel’s previously announced plan to reorganize its activities in Iberia and Latin America described below, Enel, through its wholly-owned subsidiary EIA, purchased 29,762,213,531 shares of Enel Américas held directly and indirectly by Endesa S.A. (“Endesa”), a Spanish sociedad anónima (the “Acquisition”). The Acquisition was made pursuant to a Stock Acquisition Agreement (the “Agreement”) between EIA and Endesa. The aggregate purchase price was €8.25 billion, based on an approximate implied value per share of Enel Américas’ Common Stock of 215 Chilean pesos. The Acquisition was approved by the Board of Directors of Endesa on September 17, 2014 and the shareholders of Endesa on October 21, 2014.

Prior to the Acquisition, Enel and EIA held an indirect ownership interest in Enel Américas through EIA’s ownership interest in Endesa. In July 2014, Enel announced a plan to reorganize the Enel Group’s activities in Iberia and Latin America by grouping its Latin American operation under EIA and focusing Endesa’s businesses on the Iberian market. The reorganization was implemented by means of the Acquisition and an extraordinary cash dividend that was paid on October 29, 2014.

On April 22, 2015 Enel requested that the Board of Directors of Enel Américas consider and analyze a potential corporate reorganization process involving Enel Américas, Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”) that would separate their businesses and assets in Chile from those in Argentina, Brazil, Colombia and Peru so that the Chilean businesses and the non-Chilean businesses may be grouped by geographic area (the “Reorganization”). The respective Boards of Directors of Enel Américas, Endesa Chile and Chilectra determined in November 2015 that the Reorganization, including the Merger (as defined below), would be in the best interests of their respective companies and the Boards of Enel Américas, Endesa Chile and Chilectra subsequently determined that the Reorganization would involve (i) each of Endesa Chile and Chilectra separating its Chilean and non-Chilean businesses by means of a “división” or “demerger” under Chilean law and spinning off Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas S.A., respectively, followed by Enel Américas separating its Chilean and non-Chilean businesses, including the shares of the demerged entities of Endesa Chile and Chilectra, also by means of a “división” or “demerger” under Chilean law and spinning off Enersis Chile S.A. (collectively, the “Spin-Offs), (ii) a tender offer by Enel Américas for all of the shares of Endesa Américas (including in the form of ADSs) (the “Tender Offer”) and (iii) the merger of the companies holding the non-Chilean businesses of Enel Américas, Endesa Chile and Chilectra after the Spin-Offs (Enel Américas, Endesa Américas and Chilectra Américas S.A.), with Enel Américas as the surviving company (the “Merger”). The Spin-Offs were completed on April 26, 2016. The Tender Offer was successfully completed on October 28, 2016.

The Merger, which was approved by the shareholders of Enel Américas, Endesa Américas and Chilectra Américas on September 28, 2016, became effective on December 1, 2016. As a result of the effectiveness of the Merger, Endesa Américas and Chilectra Américas ceased to exist as separate corporate entities and Enel Américas continued as the surviving company. In connection with the Merger, holders of Endesa Américas shares and ADSs (other than Enel Américas) received 2.8 shares of Enel Américas’ Common Stock for each share of Endesa Américas and 1.68 ADSs of Enel Américas for each ADS of Endesa Américas, respectively. The holders of Chilectra Américas (other than Enel Américas) received 4.0 shares of Enel Américas’

Common Stock for each share of Chilectra Américas. In addition, on November 9, 2016, Enel Américas purchased 119,092,152 shares of Enel Américas’ Common Stock from stockholders of Enel Américas that exercised their statutory merger dissenters’ withdrawal rights in connection with Merger. Such purchase was made using a portion of the proceeds of Enel Américas’ $600 million registered bond offering completed on October 25, 2016.

During 2016, ELA, a wholly-owned subsidiary of EIA, was merged into EIA. In 2017, a cross-border demerger of EIA was implemented, pursuant to which EIA spun off, among other things, its interest in Enel Américas to a new Italian company, Enel South America S.r.l. (“ESA”). During 2017, ESA merged into Enel, which resulted in Enel directly holding 51.8% of Enel Américas’ Common Stock.

On October 15, 2018, Enel entered into two share swap transactions (the “Swap Transactions”) with a financial institution in order to increase its percentage ownership of Enel Américas. Pursuant to the Swap Transactions, Enel acquired 18,931,352 Enel Américas’ ADSs on April 8, 2019 at a price of approximately $8.70 per ADS, 1,707,765,225 shares of Enel Américas’ Common Stock on or about April 11, 2019 at a price of 116.01 Chilean pesos (approximately US$0.17) per share and 218,298,845 shares of Enel Américas’ Common Stock on or about May 22, 2019 at a price of 107.55 Chilean pesos (approximately US$0.15) per share. Following final settlement of the Swap Transactions, Enel directly held 56.8% of Enel Américas’ Common Stock.

On February 27, 2019, Enel Américas announced that it was proposing to undertake a capital raise structured as an offering of shares of Common Stock and ADSs pursuant to preemptive subscription rights for cash (the “Offering”). On September 2, 2019, Enel Américas completed the Offering. Pursuant to the Offering, Enel subscribed 10,933,860,086 shares of Enel Américas’ Common Stock by exercising preemptive subscription rights at a price of approximately US$0.16 per share. Following completion of the Offering, Enel directly held 57.26% of Enel Américas’ Common Stock.

On June 28, 2019, Enel entered into an additional share swap transaction related to Enel Américas’ Common Stock and an additional share swap transaction related to Enel Américas’ ADSs (the “Additional Swap Transactions”) with a financial institution in order to increase its percentage ownership of Enel Américas. On January 28, 2020, Enel and the financial institution amended the Additional Swap Transaction related to Enel Américas’ Common Stock to decrease the number of shares of Enel Américas’ Common Stock that Enel could acquire pursuant to such Additional Swap Transaction and entered into an additional swap transaction (the “Third ADS Swap Transaction”) related to Enel Américas’ ADSs. On March 17, 2020, Enel and the financial institution further amended the Additional Swap Transaction related to Enel Américas’ Common Stock to further decrease the number of shares of Enel Américas’ Common Stock that Enel could acquire pursuant to such Additional Swap Transaction and entered into an additional swap transaction (the “Fourth ADS Swap Transaction”) related to Enel Américas’ ADSs. Pursuant to the Additional Swap Transaction related to Enel Américas’ ADSs, the Additional Swap Transaction related to Enel Américas’ Common Stock, the Third ADS Swap Transaction and the Fourth ADS Swap Transaction, Enel acquired 15,217,262 Enel Américas’ ADSs on March 16, 2020 at a price of approximately US$9.78 per ADS, 2,492,146,691 shares of Enel Américas’ Common Stock on or about April 14, 2020 at a price of 135.02 Chilean pesos (approximately US$0.16) per share, 8,065,149 Enel Américas’ ADSs on or about May 11, 2020 at a price of approximately US$9.20 per ADS and 2,960,966 Enel Américas ADSs on or about May 27, 2020 at a price of approximately US$5.96 per ADS, respectively. Following final settlement of the Additional Swap Transaction related to Enel Américas’ ADSs, the Additional Swap Transaction related to Enel Américas’ Common Stock, the Third ADS Swap Transaction and the Fourth ADS Swap Transaction, Enel directly held 62.26% of Enel Américas’ Common Stock.

On April 2, 2020, Enel entered into two additional share swap transactions with a financial institution in order to increase its percentage ownership of Enel Américas. Pursuant to the share swap transaction with respect to Enel Américas’ Common Stock (the “Third Share Swap Transaction”), Enel may acquire up to 1,249,848,795 shares of Enel Américas’ Common Stock. Pursuant to the share swap transaction with respect to Enel Américas’ ADSs (the “Fifth ADS Swap Transaction”), Enel may acquire up to 16,664,649 of Enel Américas’ ADSs. The amount payable for any shares of Enel Américas’ Common Stock acquired will be based on the prices at which such financial institution establishes its hedge with respect to the Third Share Swap Transaction, and the amount payable for any Enel Américas’ ADSs acquired will be based on the volume-weighted average prices of Enel Américas’ ADSs during the period in which such financial institution establishes its hedge with respect to the Fifth ADS Swap Transaction. Enel’s payment obligations under the Third Share Swap Transaction and the Fifth ADS Swap Transaction will be funded through internal cash flow generation. The Third Share Swap Transaction and the Fifth ADS Swap Transaction are in line with the Enel Group’s announced objective to buy out minorities in subsidiaries operating in South America. For additional information regarding the Fifth ADS Swap Transaction, see Item 6 below.

On June 1, 2020, the financial institution completed establishing its hedge with respect to the Third Share Swap Transaction. On June 3, 2020, Enel elected to settle the Third Share Swap Transaction through an auctioneer auction (remate martillero) or an electronic auction on the Santiago Stock Exchange. The auction took place on June 8, 2020. As the highest bidder in the auction, Enel received 1,249,848,795 shares of Enel Américas’ Common Stock on or about June 10, 2020. The amount payable for the shares of Enel Américas’ Common Stock was 130.00 Chilean pesos per share (approximately US$0.17 per share). The Third Share Swap Transaction terminated following settlement of the shares of Enel Américas’ Common Stock.

On June 3, 2020, Enel and the financial institution: (a) amended the Fifth ADS Swap Transaction to decrease the number of Enel Américas’ ADSs that Enel may acquire pursuant to such Swap Transaction to up to 13,012,507 and (b) entered into an additional swap transaction (the “Fourth Share Swap Transaction”) related to Enel Américas’ Common Stock. Pursuant to the Fourth Share Swap Transaction, Enel may acquire up to 182,607,100 shares of Enel Américas’ Common Stock. The amount payable for any shares of Enel Américas’ Common Stock acquired will be based on the prices at which such financial institution establishes its hedge with respect to the Fourth Share Swap Transaction. Enel’s payment obligations under the Fourth Share Swap Transaction will be funded through internal cash flow generation. The Fourth Share Swap Transaction is in line with the Enel Group’s announced objective to buy out minorities in subsidiaries operating in South America. For additional information regarding the Fourth Share Swap Transaction, see Item 6 below.

On June 10, 2020, the financial institution completed establishing its hedge with respect to the Fourth Share Swap Transaction. On June 12, 2020, Enel elected to settle the Fourth Share Swap Transaction through an auctioneer auction (remate martillero) or an electronic auction on the Santiago Stock Exchange. The auction took place on June 17, 2020. As the highest bidder in the auction, Enel will receive 182,607,100 shares of Enel Américas’ Common Stock on or about June 19, 2020. The amount payable for the shares of Enel Américas’ Common Stock will be 123.00 Chilean pesos per share (approximately US$0.15 per share). The Fourth Share Swap Transaction will terminate following settlement of the shares of Enel Américas’ Common Stock. As of the date hereof, Enel has beneficial ownership of the shares of Enel Américas’ Common Stock related to the Fourth Share Swap Transaction and, accordingly, such shares are reflected in the amounts shown on the cover page and in Item 5 below.

On June 15, 2020, the financial institution completed establishing its hedge with respect to the Fifth ADS Swap Transaction. As a result, the Fifth ADS Swap Transaction will terminate and settle on or about August 17, 2020, pursuant to which Enel will acquire 13,012,507 Enel Américas’ ADSs from the financial institution. The amount payable for the Enel Américas’ ADSs that Enel will acquire will be approximately US$7.65 per ADS. Enel is considered to have beneficial ownership of the Enel Américas’ ADSs related to the Fifth ADS Swap Transaction and, accordingly, the shares of Enel Américas’ Common Stock underlying such ADSs are reflected in the amounts shown on the cover page and in Item 5 below.

The Reporting Person, as majority shareholder of the Issuer, had and continues to have control over the Issuer, both prior to and after the Acquisition, the Reorganization, the Offering and the swap transactions described above. The Reporting Person intends to review its investment in the Issuer and have discussions with representatives of the Issuer and/or other stockholders of the Issuer and other parties from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D enumerated below, including acquisitions of additional shares of Enel Américas’ Common Stock or ADSs. The Reporting Person specifically reserves the right to propose changes in the board of directors or management of the Issuer, to purchase or sell, or to cause its affiliates to purchase or sell, shares of Enel Américas’ Common Stock or ADSs, to engage in short selling or any hedging or similar transaction with respect to Enel Américas’ Common Stock or ADSs, or to change its intentions with respect to any and all matters referred to in this Item 4, although the Reporting Person does not have any present plans or proposals that would result in a change of control of the Issuer. Any action or actions the Reporting Person might undertake in respect of Enel Américas’ Common Stock and/or ADSs will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price level and liquidity of the shares of Enel Américas’ Common Stock and ADSs; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments.

Except to the extent set forth above, or in any other Item hereof, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the following matters set forth in Item 4 of Schedule 13D:

(a)	The acquisition or disposition by any person of additional securities of the Issuer, except as described above;

(b)	An extraordinary corporate transaction involving the Issuer or any of its subsidiaries such as a merger, reorganization, or liquidation;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Paragraphs 5(a), 5(b) and 5(c) of Item 5 are hereby amended and restated to read as follows:

(a) As of June 17, 2020, Enel Américas had 76,086,311,036 shares of Common Stock outstanding. Enel beneficially owned 49,456,102,073 shares of Enel Américas’ Common Stock, representing 65.00% of the Common Stock of Enel Américas outstanding as of such date.

(b) Enel may be deemed to have sole voting and dispositive power with respect to an aggregate of 49,456,102,073 shares of Enel Américas’ Common Stock that it directly owns. The responses of the Reporting Person to Rows (7) through (10) of the cover page of this Statement are incorporated herein by reference.

(c) Except as described in this Amendment No. 15, there have been no transactions in shares of Enel Américas’ Common Stock or any securities directly or indirectly convertible into or exchangeable for shares of Enel Américas’ Common Stock, by the Reporting Person, since the date that is 60 days prior to the date of this Amendment No. 15.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 6 is hereby amended and restated to read in its entirety as follows:

On April 2, 2020, Enel and the financial institution entered into the Fifth ADS Swap Transaction. Pursuant to the Fifth ADS Swap Transaction, Enel may acquire up to 16,664,649 of Enel Américas’ ADSs. On June 3, 2020, Enel and the financial institution (a) amended the Fifth ADS Swap Transaction to decrease the number of Enel Américas’ ADSs that Enel may acquire pursuant to such Swap Transaction to up to 13,012,507 and (b) entered into the Fourth Share Swap Transaction. Pursuant to the Fourth Share Swap Transaction, Enel may acquire up to 182,607,100 shares of Enel Américas’ Common Stock.

The Fifth ADS Swap Transaction and the Fourth Share Swap Transaction give Enel the right to acquire up to such number of shares of Enel Américas’ Common Stock (subject to the cash settlement provisions described below) and Enel Américas’ ADSs, as applicable, from the financial institution that is counterparty thereto on dates that are expected to occur on or about June 19, 2020 (in the case of the Fourth Share Swap Transaction) and on or about August 17, 2020 (in the case of the Fifth ADS Swap Transaction). The number of shares of Enel Américas’ Common Stock, if any, and Enel Américas’ ADSs (in each case, the “Number of Shares”) actually acquired by Enel pursuant to the Fifth ADS Swap Transaction and the Fourth Share Swap Transaction, as applicable, depends on such financial institution’s ability to establish its hedge positions with respect to the Fifth ADS Swap Transaction and the Fourth Share Swap Transaction, as applicable. The amount payable for any shares of Enel Américas’ Common Stock acquired (the “Common Stock Equity Notional Amount”) will be based on the prices at which such financial institution establishes its hedge with respect to the Fourth Share Swap Transaction, and the amount payable for any Enel Américas’ ADSs acquired (the “ADS Equity Notional Amount”) will be based on the volume-weighted average prices of Enel Américas’ ADSs during the period in which such financial institution establishes its hedge with respect to the Fifth ADS Swap Transaction.

Enel will settle the Fifth ADS Swap Transaction by paying the ADS Equity Notional Amount and receiving the

Number of Shares from the financial institution. Enel has the right to settle the Fourth Share Swap Transaction either by paying the Common Stock Equity Notional Amount and receiving the Number of Shares from the financial institution or by receiving or paying, as the case may be, an amount in cash based on the difference between the Common Stock Equity Notional Amount and the aggregate price at which the financial institution disposes of its hedge with respect to the Fourth Share Swap Transaction (the “Final Equity Notional Amount”). If the Common Stock Equity Notional Amount exceeds the Final Equity Notional Amount, Enel will pay the difference to the financial institution, and if the Final Equity Notional Amount exceeds the Common Stock Equity Notional Amount, the financial institution will pay the difference to Enel. Even if Enel elects cash settlement of the Fourth Share Swap Transaction, it expects to acquire the Number of Shares from the financial institution or from third parties, in each case through one or more transactions on the Santiago Stock Exchange.

On June 10, 2020, the financial institution completed establishing its hedge with respect to the Fourth Share Swap Transaction. On June 12, 2020, Enel elected to settle the Fourth Share Swap Transaction through an auctioneer auction (remate martillero) or an electronic auction on the Santiago Stock Exchange. The auction took place on June 17, 2020. As the highest bidder in the auction, Enel will receive 182,607,100 shares of Enel Américas’ Common Stock on or about June 19, 2020. The amount payable for the shares of Enel Américas’ Common Stock will be 123.00 Chilean pesos per share (approximately US$0.15 per share).The Fourth Share Swap Transaction will terminate following settlement of the shares of Enel Américas’ Common Stock. As of the date hereof, Enel has beneficial ownership of the shares of Enel Américas’ Common Stock related to the Fourth Share Swap Transaction and, accordingly, such shares are reflected in the amounts shown on the cover page and in Item 5 above.

On June 15, 2020, the financial institution completed establishing its hedge with respect to the Fifth ADS Swap Transaction. As a result, the Fifth ADS Swap Transaction will terminate and settle on or about August 17, 2020, pursuant to which Enel will acquire 13,012,507 Enel Américas’ ADSs from the financial institution. The amount payable for the Enel Américas’ ADSs that Enel will acquire will be approximately US$7.65 per ADS. Enel is considered to have beneficial ownership of the Enel Américas’ ADSs related to the Fifth ADS Swap Transaction and, accordingly, the shares of Enel Américas’ Common Stock underlying such ADSs are reflected in the amounts shown on the cover page and in Item 5 above.

Prior to settlement, Enel will not have any right to dispose of or vote any shares of Enel Américas’ Common Stock or Enel Américas’ ADSs acquired or held by such financial institution as a hedge in connection with either of the Fifth ADS Swap Transaction or the Fourth Share Swap Transaction, as applicable.

Except as described above or elsewhere in this Amendment No. 15, neither the Reporting Person, nor to its knowledge, any executive officer or director of the Reporting Person, has any other contracts, arrangements, understandings or relationships with any persons with respect to the securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2020	ENEL S.P.A.

	By:	/s/ Joaquin Valcarcel Martinez
		Name:	Joaquin Valcarcel Martinez
		Title:	Head of M&A Legal Affairs and Litigations